UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60947 / November 6, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13632

In the Matter of
 	
National Venture Capital Fund, Inc.,
Nationsmart Corp.,
Nationwide Capital Corp.,
NeoStar Retail Group, Inc.,
Nesco, Inc.,
Netship Fulfillment, Inc.,
New Zealand Petroleum Co., Ltd.
  (n/k/a Abano Healthcare Group, Ltd.),
and
Nexiq Technologies, Inc.
  (f/k/a WPI Termiflex, Inc.),
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO NEW ZEALAND PETROLEUM CO., LTD. (n/k/a ABANO HEALTHCARE GROUP, LTD.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by New Zealand Petroleum Co., Ltd. (n/k/a Abano Healthcare Group, Ltd.) ("New Zealand Petroleum" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 29, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject

matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to New Zealand Petroleum Co., Ltd. (n/k/a Abano Healthcare Group, Ltd.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   New Zealand Petroleum (CIK No. 71715) is a New Zealand corporation located in Auckland, New Zealand. At all times relevant to this proceeding, the securities of New Zealand have been registered under Exchange Act Section 12(g). As of September 28, 2009, the company's stock (symbol "ANHGF") was traded on the over-the-counter markets.

      2.   New Zealand Petroleum has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended May 31, 1994.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                         Elizabeth M. Murphy
                         Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.